                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                            The Steak n Shake Company
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.50 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   857873-10-3
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 2 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 3 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 4 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Sardar Biglari
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 5 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 6 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Acquisitions L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 7 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Investments Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 8 of 15 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Philip L. Cooley
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,071,945
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,071,945
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,071,945
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 9 of 15 Pages
-----------------------                                   ----------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  aggregate  purchase  price of the Shares owned  directly by the
Lion Fund is  $15,220,138.  The  aggregate  purchase  price of the Options owned directly by the Lion Fund is $50,400.  The Securities owned directly by the Lion
Fund were acquired with the working capital of the Lion Fund.

            Certain of the Shares  reported in this  Amendment No. 2 as owned by
Western Acquisitions were acquired by way of an internal  contribution from WSC.
Western  Acquisitions  acquired  from WSC an  aggregate  of  299,945  Shares  on
September  7, 2007 at a per Share  price of $15.58,  equal to the last  reported sales  price on the New York  Stock  Exchange  on the date the  transaction  was completed, or an aggregate purchase price of approximately $4,673,143. The total of 299,945  Shares  transferred  by WSC to Western  Acquisitions  were initially acquired by WSC for an aggregate purchase price of approximately $4,581,977.

            The aggregate purchase price of the Shares owned directly by Western
Acquisitions is approximately  $8,606,853.  The Shares owned directly by Western
Acquisitions were acquired with the working capital of Western Acquisitions.

            The aggregate purchase price of the Options owned directly by WSC is
$1,630,938.  The Securities owned directly by WSC were acquired with the working capital of WSC.

            The  aggregate  purchase  price of the Shares owned  directly by Dr.
Cooley and owned directly by Dr.  Cooley's  spouse,  Sandy Cooley who shares the same business address as Dr. Cooley, which he may also be deemed to beneficially own is $93,297.  Of the 6,300 Shares  beneficially  owned by Dr.  Cooley,  3,800
Shares  were  acquired  with Dr.  Cooley's  personal  funds,  2,000  Shares were acquired with his spouse's  personal funds and 500 Shares were acquired with the working capital of BCC and subsequently gifted to Dr. Cooley.

            The Lion Fund,  WSC and Western  Acquisitions  effect  purchases  of securities  primarily  through  margin  accounts  maintained for them with prime brokers,  which may extend margin credit to them as and when required to open or carry  positions in the margin  accounts,  subject to applicable  federal margin regulations,  stock exchange rules and the prime brokers'  credit  policies.  In such  instances,  the  positions  held in the  margin  accounts  are  pledged as collateral security for the repayment of debit balances in the accounts.

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 10 of 15 Pages
-----------------------                                   ----------------------

      Item 4 is hereby amended to add the following:

            On  October  1,  2007,   Sardar  Biglari  issued  a  letter  to  the
shareholders of the Issuer  concurrent with the launch by the Reporting  Persons of the website  WWW.ENHANCESTEAKNSHAKE.COM.  In the letter,  Mr. Biglari stated, among other things, that under the current board's watch,  shareholder value has been  significantly  diminished  and the time has long  passed  to add new board members who aspire to create value for all shareholders. A copy of the letter is attached as an exhibit hereto and incorporated herein by reference.

      Item 5 is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a-e) As of the date hereof,  each of the  Reporting  Persons may be deemed to be the beneficial owner of 2,071,945 Shares or 7.3% of the outstanding
Shares of the Issuer,  based upon the 28,469,808  Shares  outstanding as of July
31, 2007,  according to the Issuer's most recent Form 10-Q. The 2,071,945 Shares reported  herein as beneficially  owned by the Reporting  Persons consist of the following:  (1) 929,200  Shares held directly by the Lion Fund and 20,000 Shares underlying Options held directly by the Lion Fund, (2) 561,100 Shares underlying
Options  held  directly  by WSC,  (3) 555,345  Shares  held  directly by Western
Acquisitions, (4) 4,300 Shares held directly by Dr. Cooley, and (5) 2,000 Shares held  directly by Dr.  Cooley's  spouse  which Dr.  Cooley may also be deemed to beneficially own.

            Each of the  Reporting  Persons may be deemed to have the sole power to vote or direct the vote of 0 Shares  and the  shared  power to vote or direct the vote of 2,071,945 Shares.

            Each of the  Reporting  Persons may be deemed to have the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,071,945 Shares.

            Schedule A annexed hereto lists all  transactions  in the Securities by the  Reporting  Persons  since the filing of Amendment  No. 1 to the Schedule
13D. All of such transactions were effected in the open market.

            No person  other  than the  Reporting  Persons  is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Securities  except for Dr.  Cooley's  spouse with
respect  to  the  2,000  Shares  she  owns  directly.   The  Reporting   Persons
specifically  disclaim  beneficial  ownership of the Securities  reported herein except to the extent of their pecuniary interest therein.

      Item 7 is hereby amended to add the following exhibit:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      A.    Letter  from  Sardar  Biglari  to The Steak n Shake  Company,  dated
            October 1, 2007 (filed herewith as Exhibit A).

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 11 of 15 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007                   THE LION FUND L.P.

                                         By: Biglari Capital Corp.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         BIGLARI CAPITAL CORP.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         WESTERN ACQUISITIONS L.P.

                                         By: Western Investments Inc.
                                             General Partner

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         WESTERN INVESTMENTS INC.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Sardar Biglari
                                         ---------------------------------------
                                         SARDAR BIGLARI

                                         WESTERN SIZZLIN CORP.

                                         By: /s/ Sardar Biglari
                                             -----------------------------------
                                             Sardar Biglari, Chief Executive Officer

                                         /s/ Sardar Biglari
                                         ---------------------------------------
                                         SARDAR BIGLARI
                                         As Attorney In Fact for Philip L. Cooley

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 12 of 15 Pages
-----------------------                                   ----------------------

                                   SCHEDULE A
                                   ----------

   Transactions in the Securities by the Reporting Persons Since the Filing of
   ---------------------------------------------------------------------------
                       Amendment No. 1 to the Schedule 13D
                       -----------------------------------

Transactions in Common Stock
----------------------------

     Shares Purchased          Price Per Share ($)         Date of Purchase
     ----------------          -------------------         ----------------

                           WESTERN ACQUISITIONS L.P.
                           -------------------------
         33,900                      14.9935                   09/17/07
         10,000                      16.0181                   09/21/07
         15,000                      15.8118                   09/24/07
         26,900                      15.2744                   09/25/07
         21,700                      15.1886                   09/26/07
         12,300                      15.2250                   09/27/07
         38,800                      15.0492                   09/28/07

                               THE LION FUND, L.P.
                               -------------------
                                      None

                              BIGLARI CAPITAL CORP.
                              ---------------------
                                      None

                                 SARDAR BIGLARI
                                 --------------
                                      None

                              WESTERN SIZZLIN CORP.
                              ---------------------
                                      None

                            WESTERN INVESTMENTS INC.
                            ------------------------
                                      None

                                PHILIP L. COOLEY
                                ----------------
                                      None

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 13 of 15 Pages
-----------------------                                   ----------------------

                                                                       EXHIBIT A

                               THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

                                 October 1, 2007

Dear Fellow Shareholders:

      The group I represent, composed of The Lion Fund, L.P. and Western Sizzlin
Corp.  together  with  certain  of  their  affiliates,  is one  of  the  largest stockholders of The Steak n Shake Company.  As owners of 7% of the  corporation, we naturally are deeply  concerned about its  mismanagement by the present board of  directors.  Under the  current  board's  watch,  shareholder  value has been significantly  diminished.  Time has long since passed to add new board  members who aspire to create value for all  shareholders -- and to do so with a sense of urgency.  Our aim was to join the board without the distraction of a potentially
contentious  and  expensive  proxy  fight.   However,  our  efforts  to  discuss
representation with the board have been fruitless. We are therefore appealing to you the  shareholders,  the  true  owners  of  Steak n  Shake,  to  assert  your dissatisfaction.

      In our opinion,  the optimal avenue to achieve good  corporate  governance and enhance long-term value is to place  shareholders with substantial  holdings on the board to ensure the proper coalescence of interests between the board and shareholders.  We own more  stock than all the  directors  and  officers  of the company combined and thus justifiably look askance at the troublesome turn Steak
n  Shake's  top  leadership  has  persisted  in  taking.  We  believe a board of directors should participate in the future of its company by making considerable financial  commitments  on the same basis as other  shareholders  do, not simply through stock options or other stock grants.

      We are disturbed by the present  direction of The Steak n Shake Company as exemplified by its failed vision, failed strategy,  failed execution, and failed board. The amalgam of poor corporate  governance,  lack of strategic  direction, and  deteriorating  operating  and  financial  performance  has  led  to  dismal shareholder  returns.  To illustrate the  mismanagement,  corporate  general and administrative  ("G&A")  costs  over the last five  years  have  escalated  from approximately $98,000 per company-owned store to roughly $125,000 per unit. Just returning  to past G&A levels -- on a per unit  basis -- would save the  company around  $12  million  annually.  Clearly,  the  board  has  exhibited  a lack of discipline about expenses and capital allocation,  thereby damaging  shareholder value.  Yet G&A  overspending  is only one symptom of the firm's myriad problems that must be confronted and corrected.

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 14 of 15 Pages
-----------------------                                   ----------------------

      Needless  to say,  we are  disenchanted  by both the recent and  long-term performance of the company.  We are not alone; other shareholders have expressed to us a similar degree of disappointment. Consequently, we believe that NOW is a critical  period  for the  company,  so  critical  it  warrants  change of board leadership.

      Towards that end,  our group has  nominated  Dr.  Philip L. Cooley -- Lion
Fund  director  and Western  Sizzlin's  Vice  Chairman -- and me for election to
Steak n Shake's  board at the next  annual  shareholders'  meeting to be held in
2008.  We have chosen a  pro-active  approach  because we see  opportunities  to create  tremendous  value. We are convinced the company has not yet attained its full potential. But to reach that potential requires forward-looking leadership.
Phil and I have the experience to serve  knowledgeably and impartially.  Because we are  tenacious  by nature,  we would commit  ourselves  for the long term and would work  tirelessly  to ensure that the board  explores all paths to maximize shareholder value.

      Over the coming months we will be communicating with you regarding details of our  ideas  to  improve  Steak n  Shake.  Our  recently  launched  web  site,
www.enhancesteaknshake.com,  will be the  primary  channel  over  which  we will impart  information on vital matters.  I will also be writing you directly.  Our principle  is to tell you the facts that we would want to know if our roles were reversed. We encourage shareholders to visit our web site regularly and to share their thoughts with us about Steak n Shake.

      We look forward to serving YOUR best interests.

                              Sincerely,

                              /s/ Sardar Biglari

                              Sardar Biglari

-----------------------                                   ----------------------
CUSIP No. 857873-10-3                   13D                  Page 15 of 15 Pages
-----------------------                                   ----------------------

                 CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

THIS  COMMUNICATION  IS NOT A  SOLICITATION  OF A PROXY  WHICH  MAY BE DONE ONLY
PURSUANT TO A DEFINITIVE PROXY  STATEMENT.  STOCKHOLDERS ARE ADVISED TO READ THE
PROXY  STATEMENT AND OTHER DOCUMENTS  RELATED TO THE  SOLICITATION OF PROXIES BY
THE LION FUND,  L.P.  ("LION  FUND"),  BIGLARI  CAPITAL CORP.  ("BCC"),  WESTERN
SIZZLIN CORP. ("WSC"),  WESTERN ACQUISITIONS L.P. ("WAL"),  WESTERN INVESTMENTS,
INC. ("WII"),  SARDAR BIGLARI AND PHILIP L. COOLEY, FROM THE STOCKHOLDERS OF THE
STEAK N SHAKE COMPANY,  FOR USE AT ITS NEXT ANNUAL MEETING OF STOCKHOLDERS  WHEN
THEY BECOME  AVAILABLE  BECAUSE THEY WILL CONTAIN  IMPORTANT  INFORMATION.  WHEN
COMPLETED,  A DEFINITIVE  PROXY  STATEMENT AND A FORM OF PROXY WILL BE MAILED TO
STOCKHOLDERS  OF THE STEAK N SHAKE COMPANY AND WILL BE AVAILABLE AT NO CHARGE AT
THE  SECURITIES  AND EXCHANGE  COMMISSION'S  WEBSITE AT  HTTP://WWW.SEC.GOV.  IN
ADDITION,  COPIES OF THE PROXY  STATEMENT AND OTHER  DOCUMENTS  WILL BE PROVIDED
WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO OUR PROXY
SOLICITOR,  MORROW & CO.,  INC. AT ITS  TOLL-FREE  NUMBER  (800)  607-0088.  THE
PARTICIPANTS  IN THE PROXY  SOLICITATION  ARE  ANTICIPATED TO BE LION FUND, BCC,
WSC,  WAL,  WII,  SARDAR  BIGLARI  AND PHILIP L.  COOLEY  (THE  "PARTICIPANTS").
INFORMATION  REGARDING  THE  PARTICIPANTS,  INCLUDING  THEIR  DIRECT OR INDIRECT
INTERESTS,  BY SECURITY HOLDINGS OR OTHERWISE,  IS CONTAINED IN THE SCHEDULE 13D
FILED BY THEM WITH THE  SECURITIES  AND EXCHANGE  COMMISSION  ON AUGUST 17, 2007
WITH RESPECT TO THE STEAK N SHAKE  COMPANY,  AS AMENDED.  THAT  SCHEDULE 13D, AS
AMENDED,  IS  CURRENTLY  AVAILABLE AT NO CHARGE ON THE  SECURITIES  AND EXCHANGE
COMMISSION'S  WEBSITE AT  HTTP://WWW.SEC.GOV.  AS OF SEPTEMBER 28, 2007, EACH OF
THE  PARTICIPANTS  MAY BE DEEMED TO BENEFICIALLY  OWN 2,071,945 SHARES OF COMMON
STOCK OF THE STEAK N SHAKE  COMPANY,  CONSISTING OF THE  FOLLOWING:  (1) 929,200
SHARES HELD  DIRECTLY BY LION FUND AND 20,000 SHARES  UNDERLYING  AMERICAN-STYLE
CALL  OPTIONS  HELD  DIRECLTY  BY  LION  FUND,  (2)  561,100  SHARES  UNDERLYING
AMERICAN-STYLE  CALL  OPTIONS  HELD  DIRECLTY BY WSC,  (3)  555,345  SHARES HELD
DIRECTLY BY WAL, (4) 4,300 SHARES HELD  DIRECTLY BY PHILIP L. COOLEY,  (5) 2,000
SHARES HELD  DIRECTLY BY PHILIP L.  COOLEY'S  SPOUSE.  EACH OF THE  PARTICIPANTS
DISCLAIMS  BENEFICIAL  OWNERSHIP OF SUCH SHARES  EXCEPT TO THE EXTENT OF HIS/ITS
PECUNIARY INTEREST THEREIN.